82-2783

Formation

MINERAL DIVISION
TEL: 604.682.6229
FAX: 604.682.6205

FORMATION NEGOTIATES $2.5 MILLION FINANCING

Vancouver, BC, January 24, 2002, Formation Capital Corporation (FCO-TSE) (the "Company") announced today that, subject to regulatory approval, it has negotiated with Clubb Capital Ltd. an initial $2.5 million private placement of Units consisting of 7.5% secured convertible redeemable debentures and warrants. Clubb Capital Ltd., regulated by the United Kingdom's Securities and Futures Authority, is a London, England based corporate finance company specializing in the mining, energy, and agri-business sectors. Clubb Capital Ltd. specializes in raising primary equity from European institutions for small and medium capitalization listed companies. It has raised over US $100 million for its clients through the European institutional market.

Each Unit in the debenture private placement will consist of one $1,000 principal amount debenture and 3,333 common share purchase warrants. The warrants are non-transferable and each warrant will entitle the holder to purchase one common share of the Company at a price of $0.30 per share for a period of five years from the date of closing of the debenture private placement. The debentures will have a five year term, are redeemable by the Company with a penalty if redeemed within the first two years and are convertible into shares of the Company, at the debenture holders' option, at a fixed price of $0.25 per share. A fee in Units and warrants is payable to Clubb Capital Ltd. on the closing of the debenture private placement.

Pending closing of the debenture private placement the Company has arranged, subject to regulatory approval, a $400,000 secured promissory note financing with non-transferable warrants to purchase 1,333,333 common shares of the Company at $0.30 per share for five years. The promissory note will bear interest at 7.5% per annum and is intended to be repaid out of the proceeds of the debenture private placement.

Proceeds of the private placement are intended to be used to further advance the Company's Project in Idaho and for general working capital. One of the Company's projects, the Idaho Cobalt Project, is a unique high-grade primary cobalt deposit with a hydrometallurgical facility under acquisition. It is located in a pro-mining region in the heart of the USA. The project is metallurgically favourable for the production of high purity, value added cobalt chemicals and is currently in the permitting stage of development. The project is forecast to produce approximately 1,500 tonnes of cobalt per year, representing just under 4% of world production. This would offer an alternative, reliable domestic source of this strategic metal for the United States, who consumes over 40% of world production and as yet has no current domestic supply. The United States largely depends on overseas countries such as Zambia, Zaire (DRC) and Russia for their cobalt needs.

FORMATION CAPITAL CORPORATION

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

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For further information please contact:
Formation Capital Corporation
720 - 789 West Pender Street, Vancouver, BC, V6C 1H2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: http://www.formcap.com